FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 07/29/2025

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half of 2025 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: July 29, 2025

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2025 Results

Luxembourg, July 29, 2025 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2025.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in U.S. dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Adjusted Net Income, Adjusted Equity Holders’ Net Income, Adjusted Earnings per ADS, Free Cash Flow and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Second Quarter of 2025 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	ADJUSTED NET INCOME
3.7 MILLION TONS	$403 MILLION	$299 MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	ADJUSTED EARNINGS PER ADS
2.0 MILLION TONS	10%	$1.28

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	NET INCOME
$1.0 BILLION	$810 MILLION	$259 MILLION

NET CASH POSITION	DIVIDENDS PAID	EARNINGS PER ADS
$1.0 BILLION	$353 MILLION	$1.10

Note: Figures compared to First Quarter of 2025.

Summary of Second Quarter of 2025 Results

CONSOLIDATED	2Q25	1Q25	DIF	2Q24	DIF	1H25	1H24	DIF

Steel Products Shipments (thousand tons)	3,719	3,857	-4%	3,841	-3%	7,577	7,735	-2%
Mining Products Shipments (thousand tons)	1,980	1,791	11%	1,496	32%	3,771	2,920	29%
Net Sales ($ million)	3,947	3,933	0%	4,514	-13%	7,880	9,292	-15%
Operating Income ($ million)	199	132	51%	371	-46%	331	1,045	-68%
Adjusted EBITDA ($ million)	403	322	25%	545	-26%	725	1,400	-48%
Adjusted EBITDA Margin (% of net sales)	10%	8%		12%		9%	15%
Provision for Usiminas Participation Acquisition Litigation ($ million)	(40)	(45)		(783)		(85)	(783)
Net Income (Loss) ($ million)	259	142		(743)		402	(252)
Equity Holders’ Net Income (Loss) ($ million)	215	67		(728)		282	(366)
Earnings (Losses) per ADS ($)	1.10	0.34		(3.71)		1.44	(1.87)
Adjusted Net Income ($ million)	299	188		40		487	531
Adjusted Equity Holders’ Net Income (Loss) ($ million)	251	108		(21)		359	340
Adjusted Earnings (Losses) per ADS ($)	1.28	0.55		(0.11)		1.83	1.73

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Second Quarter of 2025 Highlights

Ternium’s Adjusted EBITDA Margin rose sequentially to 10% in the second quarter, primarily driven by higher realized steel prices, mainly in Mexico. Sales volumes of steel products declined slightly sequentially, largely due to lower shipments in Mexico and the US, partially offset by higher shipments in Argentina. The uncertain business climate in Mexico related to trade discussions weighed on local steel demand in the period. Sales volumes in the country were also affected by an increase of the US import tariff on steel and derivative products under Section 232 to 50%.

Cash from operations in the second quarter totaled $1.0 billion driven by a significant decrease in working capital, consistent with declining sales volumes. Capital expenditures amounted to $810 million in the period, mainly in connection with the ongoing expansion at the company’s industrial center in Pesquería, Mexico. In addition, the company paid a dividend of $353 million corresponding to the balance of the total dividend declared for the year 2024. Ternium’s net cash position as of the end of June 2025 was $1.0 billion, decreasing by $268 million since the end of March 2025.

Outlook

Ternium expects Adjusted EBITDA to keep improving in the third quarter of 2025, supported by ongoing cost reduction initiatives and operational enhancements. The company is concentrating on a comprehensive plan for cost management, aiming to improve profitability and resilience even as challenging market conditions persist.

In Mexico, the steel sector is dealing with uncertainty from ongoing tariff talks with the U.S. In response to shifting market conditions, the Mexican government has begun implementing trade measures intended to defend local producers against unfair trade practices, leading to early declines in steel imports, especially from Asia. Consequently, Ternium expects some increase in shipments in Mexico in the third quarter of 2025 compared to the second quarter of the year.

Unlike the recent developments in Mexico, Brazil’s steel market continues to struggle with a high level of unfairly traded steel imports, especially from China, which is hurting local producers. In this context, Usiminas keeps working on strengthening its competitiveness and expects to achieve an improved cost per ton in the third quarter of 2025 compared to the second quarter of the year.

In Argentina, Ternium anticipates that shipments in the third quarter of 2025 will remain relatively stable after a significant sequential increase during the second quarter driven by seasonal factors as well as a gradually recovering macroeconomic environment.

Analysis of Second Quarter of 2025 Results

Consolidated Net Sales

$ MILLION	2Q25	1Q25	DIF	2Q24	DIF	1H25	1H24	DIF

Steel segment	3,812	3,801	0%	4,395	-13%	7,613	9,085	-16%
Mining segment	135	132	3%	119	13%	267	208	28%
Total net sales	3,947	3,933	0%	4,514	-13%	7,880	9,292	-15%

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2025 equals Net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial results;
◦Equity in earnings of non-consolidated companies; and
◦Provision charge for ongoing litigation related to the acquisition of a participation in Usiminas.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION
Steel Segment

In the second quarter of 2025, the Steel Segment’s net sales remained relatively stable sequentially. Higher realized steel prices were largely offset by reduced sales volumes, reflecting lower shipments in Mexico, Brazil and Other Markets, while shipments increased in the Southern Region.
Year-over-year, the Steel Segment’s net sales declined by 13% in the second quarter of 2025. Steel revenue per ton fell across all regions due to lower steel prices. Sales volumes decreased as well, reflecting lower shipments in Mexico and Other Markets that were partially offset by higher shipments in the Southern Region.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

Ternium’s sales volume in Mexico declined sequentially in the second quarter due to reduced shipments to industrial customers and a softer commercial market. On a year-over-year basis, the contraction in second-quarter of 2025 volumes was largely driven by the commercial market weakness.

In Brazil, shipments in the second quarter of 2025 remained broadly in line with those of the same period in the prior year, while showing a modest sequential decline. Although domestic steel demand maintained its upward trajectory, the expansion was accompanied by an extraordinary surge in flat steel product imports.

In the Southern Region, shipments rose both sequentially and year-over-year during the second quarter of 2025, reflecting a recovery in steel demand in Argentina and, on a sequential basis, a seasonal rebound in activity.
In Other Markets, shipments fell by 14% in the second quarter of 2025, both sequentially and year-over-year, primarily driven by lower sales in the US.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q25	1Q25	DIF	2Q24	DIF	2Q25	1Q25	DIF	2Q24	DIF	2Q25	1Q25	DIF	2Q24	DIF

Mexico	1,780	1,767	1%	2,145	-17%	1,784	1,911	-7%	1,985	-10%	997	924	8%	1,081	-8%
Brazil	928	940	-1%	1,007	-8%	980	1,005	-3%	977	0%	948	936	1%	1,031	-8%
Southern Region	606	544	12%	569	7%	566	489	16%	426	33%	1,072	1,112	-4%	1,337	-20%
Other Markets	418	468	-11%	561	-25%	390	452	-14%	453	-14%	1,073	1,037	3%	1,239	-13%
Total Steel Products	3,733	3,719	0%	4,283	-13%	3,719	3,857	-4%	3,841	-3%	1,004	964	4%	1,115	-10%
Other Products	79	82	-3%	112	-29%
Total Steel Segment	3,812	3,801	0%	4,395	-13%

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	1H25	1H24	DIF	1H25	1H24	DIF	1H25	1H24	DIF

Mexico	3,546	4,535	-22%	3,695	4,063	-9%	960	1,116	-14%
Brazil	1,869	2,053	-9%	1,985	1,900	4%	942	1,080	-13%
Southern Region	1,150	1,132	2%	1,055	796	33%	1,090	1,423	-23%
Other Markets	887	1,164	-24%	842	976	-14%	1,054	1,193	-12%
Total Steel Products	7,452	8,884	-16%	7,577	7,735	-2%	984	1,149	-14%
Other Products	161	201	-20%
Total Steel Segment	7,613	9,085	-16%

The Steel Segment’s Cash Operating Income rose sequentially in the second quarter of 2025 supported by stronger margins despite lower sales volumes. The margin improvement was primarily driven by higher realized steel prices, partially offset by a slight increase in cost per ton.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

Year-over-year, the Steel Segment’s Cash Operating Income declined in the second quarter of 2025, reflecting reduced margins and sales volumes. The contraction in margins was primarily attributable to lower realized steel prices, partially offset by decreased raw material and purchased slab costs.

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note:    For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Mining Segment

The Mining Segment’s net sales remained relatively stable sequentially in the second quarter of 2025, as higher sales volumes were largely offset by a decrease in realized iron ore prices. Shipment levels in the second quarter were supported mainly by increased iron ore production. Year-over-year, the Mining Segment’s net sales rose by 3% in the second quarter of 2025 reflecting higher sales volumes, partially offset by lower realized iron ore prices.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	2Q25	1Q25	DIF	2Q24	DIF	2Q25	1Q25	DIF	2Q24	DIF	2Q25	1Q25	DIF	2Q24	DIF
Third parties	135	132	3%	119	13%	1,980	1,791	11%	1,496	32%	68	74	-7%	80	-15%
Intercompany	146	148	-2%	152	-4%	1,343	1,268	6%	1,178	14%	108	117	-7%	129	-16%
Total	281	280	0%	271	3%	3,323	3,059	9%	2,674	24%	84	92	-8%	102	-17%

	1H25	1H24	DIF	1H25	1H24	DIF	1H25	1H24	DIF
Third parties	267	208	28%	3,771	2,920	29%	71	71	-1%
Intercompany	294	338	-13%	2,611	2,450	7%	113	138	-18%
Total	561	546	3%	6,382	5,369	19%	88	102	-14%

In the second quarter of 2025, the Mining Segment’s Cash Operating Income decreased sequentially and on a year-over-year basis as a result of lower margins, partially offset by higher sales volumes.

The decrease in margins was primarily driven by reduced iron ore realized prices, partially mitigated by lower operating costs per ton.

CASH OPERATING INCOME - MINING SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Net Financial Results

Net financial results for the second quarter of 2025 recorded a $30 million loss. The net foreign exchange result for the period was a $35 million loss, driven mainly by the impact of the Mexican Peso’s appreciation against the U.S. dollar on Ternium
Mexico’s net short local currency position and the impact of the Argentine Peso’s depreciation against the U.S. dollar on Ternium Argentina’s net long local
currency position.

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Net interest result	1	14	28	15	66
Net foreign exchange result	(35)	31	(49)	(4)	(90)
Change in fair value of financial assets	17	29	(5)	46	(142)
Other financial expense, net	(12)	(11)	(13)	(23)	(36)
Net financial results	(30)	63	(39)	33	(201)

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency and are, therefore, affected by deferred tax results.
These results account for the impact of local currency fluctuations against the U.S. dollar, as well as for the effect of local inflation.

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Current income tax expense	(47)	(25)	(124)	(72)	(250)
Deferred tax gain (loss)	151	3	(183)	154	(97)
Income tax gain (expense)	104	(23)	(307)	82	(347)

Net Income

In the second quarter of 2025, Ternium recorded net income of $259 million, which included a provision adjustment charge of $40 million for ongoing litigation related to the acquisition of a participation in Usiminas. This adjustment accounted for interest accrual and the appreciation of the Brazilian Real versus the US dollar in the quarter. Excluding this, Adjusted Net Income amounted to $299 million, on operating income of $199 million and an income tax gain of $104 million.

Adjusted Equity Holder’s Net Income was $251 million in the second quarter, or $1.28 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS) $ MILLION

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Owners of the parent	215	67	(728)	282	(366)
Non-controlling interest	44	75	(16)	119	114
Net Income (Loss)	259	142	(743)	402	(252)

Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	40	45	783	85	783
Adjusted Net Income	299	188	40	487	531

$ per ADS	2Q25	1Q25	2Q24	1H25	1H24
Earnings (Losses) per ADS	1.10	0.34	(3.71)	1.44	(1.87)
Adjusted Earnings (Losses) per ADS	1.28	0.55	(0.11)	1.83	1.73

Cash Flow and Liquidity

In the second quarter of 2025, cash from operations amounted to $1.0 billion after a $787 million decrease in working capital. During the period, inventories declined by $429 million, trade and other receivables decreased by $198 million, and trade payables and other liabilities increased by $161 million.
The reduction in the inventory value was driven by decreased stock volumes and costs. Capital expenditures totaled $810 million in the second quarter, primarily reflecting the progress made in the construction of the new facilities at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

In the second quarter of 2025, the company paid a dividend of $353 million corresponding to the balance of the total dividend declared for the year 2024. Ternium’s net cash position as of the end of June 2025 was $1.0 billion, decreasing by $268 million since the end of March 2025.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on July 30, 2025, at 8:30 a.m. ET in which management will discuss second quarter of 2025 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Net sales	3,947	3,933	4,514	7,880	9,292
Cost of sales	(3,337)	(3,402)	(3,758)	(6,739)	(7,432)
Gross profit	610	531	757	1,141	1,860
Selling, general and administrative expenses	(403)	(396)	(435)	(799)	(866)
Other operating (expense) income, net	(8)	(3)	49	(11)	51
Operating income	199	132	371	331	1,045

Financial expense	(56)	(54)	(45)	(111)	(90)
Financial income	57	68	73	126	156
Other financial (expense) income, net	(31)	49	(67)	18	(267)
Equity in earnings of non-consolidated companies	25	16	15	41	34
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(40)	(45)	(783)	(85)	(783)
Profit (Loss) before income tax results	155	165	(436)	320	96
Income tax gain (expense)	104	(23)	(307)	82	(347)
Profit (Loss) for the period	259	142	(743)	402	(252)

Attributable to:
Owners of the parent	215	67	(728)	282	(366)
Non-controlling interest	44	75	(16)	119	114
Profit (Loss) for the period	259	142	(743)	402	(252)

Statement of Financial Position

$ MILLION	JUNE 30, 2025	DECEMBER 31, 2024

Property, plant and equipment, net	9,486	8,381
Intangible assets, net	1,025	1,022
Investments in non-consolidated companies	553	469
Other investments	0	23
Deferred tax assets	1,429	1,194
Receivables, net	1,077	961
Total non-current assets	13,571	12,050

Receivables, net	871	902
Derivative financial instruments	101	4
Inventories, net	4,228	4,751
Trade receivables, net	1,766	1,562
Other investments	1,517	2,160
Cash and cash equivalents	1,858	1,691
Total current assets	10,341	11,071

Non-current assets classified as held for sale	8	7

Total assets	23,919	23,129

Statement of Financial Position (cont.)

$ MILLION	JUNE 30, 2025	DECEMBER 31, 2024

Capital and reserves attributable to the owners of the parent	12,004	11,968
Non-controlling interest	4,578	4,163
Total equity	16,582	16,132

Provisions	602	553
Deferred tax liabilities	40	89
Non current tax liabilities	30	21
Other liabilities	830	766
Trade payables	1	5
Lease liabilities	165	164
Borrowings	1,812	1,560
Total non-current liabilities	3,480	3,158

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	495	410
Current income tax liabilities	32	107
Other liabilities	710	630
Trade payables	2,022	1,926
Derivative financial instruments	1	50
Lease liabilities	51	46
Borrowings	546	670
Total current liabilities	3,857	3,839

Total liabilities	7,337	6,997

Total equity and liabilities	23,919	23,129

Statement of Cash Flows

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Result for the period	259	142	(743)	402	(252)

Adjustments for:
Depreciation and amortization	197	184	199	381	370
Income tax accruals less payments	(202)	(50)	283	(252)	271
Equity in earnings of non-consolidated companies	(25)	(16)	(15)	(41)	(34)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	40	45	783	85	783
Interest accruals less payments / receipts, net	(9)	9	(11)	0	(12)
Changes in provisions	1	3	(62)	4	(69)
Changes in working capital	781	(55)	169	727	(97)
Net foreign exchange results and others	0	(56)	52	(55)	172
Net cash provided by operating activities	1,044	207	656	1,251	1,132

Capital expenditures and advances to suppliers for PP&E	(810)	(518)	(409)	(1,327)	(858)
Decrease in other investments	319	243	329	562	329
Proceeds from the sale of property, plant & equipment	0	1	1	1	1
Dividends received from non-consolidated companies	1	1	1	2	2
Repayment of additional paid in capital	(5)	—	—	(5)	—
Net cash used in investing activities	(495)	(273)	(79)	(768)	(526)

Dividends paid in cash to company’s shareholders	(353)	—	(432)	(353)	(432)
Dividends paid in cash to non-controlling interest	(2)	—	(46)	(2)	(46)
Finance lease payments	(15)	(20)	(15)	(35)	(33)
Proceeds from borrowings	9	573	303	582	434
Repayments of borrowings	(162)	(385)	(365)	(547)	(531)
Net cash (used in) provided by financing activities	(523)	167	(556)	(356)	(608)

Increase (decrease) in cash and cash equivalents	26	101	22	127	(2)

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Net income	259	142	(743)	402	(252)
Adjusted to exclude:
Depreciation and amortization	197	184	199	381	370
Income tax results	(104)	23	307	(82)	347
Net financial results	30	(63)	39	(33)	201
Equity in earnings of non-consolidated companies	(25)	(16)	(15)	(41)	(34)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	40	45	783	85	783
Reversal of other Usiminas contingencies recognized as part of the PPA	—	—	(34)	—	(34)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	7	6	9	13	18
Adjusted EBITDA	403	322	545	725	1,400
Divided by: net sales	3,947	3,933	4,514	7,880	9,292
Adjusted EBITDA Margin (%)	10%	8%	12%	9%	15%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	190	244	278	433	871
Plus/Minus differences in cost of sales (IFRS)	10	(116)	88	(106)	147
Excluding depreciation and amortization	144	142	134	286	271
Excluding reversal of other Usiminas contingencies	—	—	(34)	—	(34)
Including proportional EBITDA in Unigal (70% participation)	7	6	9	13	18
Cash Operating Income	350	276	476	626	1,274
Divided by: steel shipments (thousand tons)	3,719	3,857	3,841	7,577	7,735
Cash Operating Income per Ton - Steel	94	72	124	83	165
Divided by: steel net sales	3,812	3,801	4,395	7,613	9,085
Cash Operating Income Margin - Steel (%)	9%	7%	11%	8%	14%

Cash Operating Income - Mining Segment

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(38)	(2)	(52)	(40)	(74)
Plus/minus differences in cost of sales (IFRS)	38	17	61	55	115
Excluding depreciation and amortization	53	42	65	95	99
Cash Operating Income	54	57	74	110	140
Divided by: mining shipments (thousand tons)	3,323	3,059	2,674	6,382	5,369
Cash Operating Income per Ton - Mining	16	18	28	17	26
Divided by: mining net sales	281	280	271	561	546
Cash Operating Income Margin - Mining (%)	19%	20%	27%	20%	26%

Exhibit I - Alternative Performance Measures (cont.)

Adjusted Net Income

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Net income (Loss)	259	142	(743)	402	(252)
Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas	40	45	783	85	783
Adjusted Net Income	299	188	40	487	531

Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Equity holders’ net income (Loss)	215	67	(728)	282	(366)
Excluding provision for ongoing litigation related to the acquisition of a participation in Usiminas	36	41	706	77	706
Adjusted Equity Holders’ Net Income (Loss)	251	108	(21)	359	340
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196	196	196	196	196
Adjusted Earnings (Losses) per ADS ($)	1.28	0.55	(0.11)	1.83	1.73

Free Cash Flow

$ MILLION	2Q25	1Q25	2Q24	1H25	1H24

Net cash provided by operating activities	1,044	207	656	1,251	1,132
Excluding capital expenditures and advances to suppliers for PP&E	(810)	(518)	(409)	(1,327)	(858)
Free Cash Flow	234	(311)	247	(77)	274

Exhibit I - Alternative Performance Measures (cont.)

Net Cash

$ BILLION	JUNE 30, 2025	MARCH 31, 2025	JUNE 30, 2024

Cash and cash equivalents	1.9	1.8	1.7
Plus: other investments (current and non-current)	1.5	1.9	2.1
Less: borrowings (current and non-current)	(2.4)	(2.5)	(2.0)
Net Cash	1.0	1.3	1.9

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.0 billion as of June 30, 2025, $1.1 billion as of March 31, 2025 and $1.3 billion as of June 30, 2024.